

Mike Sperry · 2nd

Founder and CEO Indy Brand

Provo, Utah Area · 500+ connections · **Contact info**

Indy Brand Clothing

 **Brigham Young Unive**

Experience

Founder and CEO
Indy Brand Clothing
Oct 2013 – Present · 6 yrs 6 mos

Co Owner
At Cost Apprel
Oct 2008 – Mar 2017 · 8 yrs 6 mos

Education



Brigham Young University
Bachelor of Business Administration (B.B.A.), Business Administration and Management, General
2000 – 2007



